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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Endwave Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29264A206

(CUSIP Number)

October 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G/A
CUSIP No. 29264A206			04-2693383

1.	Name of Reporting Person: EagleRock Capital Management, LLC		I.R.S. Identification Nos. of above persons (entities only): 04-2693383

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 732,576

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 732,576

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 732,576

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%**

12.	Type of Reporting Person: OO

            **  SEE ITEM 4(b).

2

13G/A
CUSIP No. 29264A206			04-2693383

1.	Name of Reporting Person: Nader Tavakoli		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 732,576

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 732,576

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 732,576

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%**

12.	Type of Reporting Person: IN

            **  SEE ITEM 4(b).

3

SCHEDULE 13G/A
     This corrective Amendment No. 1 to Schedule 13G (the “Amendment”) is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“ EagleRock Capital”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Endwave Corporation, a Delaware corporation (the “Issuer”). This corrective Amendment is being filed to correct a typographical error in Item 4(c) of the Schedule 13G filed with the Securities and Exchange commission on November 10, 2005 (the “Original 13G”).
     This corrective Amendment relates to Common Stock purchased by Nader Tavakoli and EagleRock Capital for the account of EagleRock Master Fund, LP (“ERMF”), a Cayman Islands limited partnership, and EagleRock Institutional Partners LP (“ERIP”), a Delaware limited partnership EagleRock Master Fund, LP holds 365,074 shares of Common Stock of the Issuer for the accounts of EagleRock Capital Partners, L.P., EagleRock Capital Partners (QP), LP, both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd. (together the “Capital Funds”). EagleRock Institutional Partners LP holds 367,502 shares of Common Stock. EagleRock Capital acts as investment manager to each of the Capital Funds, ERMF and ERIP, and Mr. Tavakoli, as manager of EagleRock Capital, controls the investment decisions of EagleRock Capital.

Item 4	Ownership.

Item 4(c) of the Original 13G is hereby amended and restated in its entirety.

(c) EagleRock Capital, as the investment manager of EagleRock Master Fund, LP and EagleRock Institutional Partners LP, has the sole power to vote and dispose of the 732,576 shares of Common Stock held by EagleRock Master Fund and EagleRock Institutional Partners LP. As the Manager of EagleRock Capital, Mr. Tavakoli may direct the voting and disposition of the 732,576 shares of Common Stock held by EagleRock Master Fund, LP, EagleRock Institutional Partners LP and Nader Tavakoli.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature Page Follows]

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: November 14, 2005

EagleRock Capital Management, LLC
By:	/s/ Nader Tavakoli
Nader Tavakoli, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli